INVEST IN **CULTURE WIRELESS™**

Empowering Communities with Reliable, Affordable Internet



CULTURE
WIRELESS
CULTURE CONNECTS.

goculturewireless.com Atlanta, GA







Highlights

1. $100K from Andreessen Horowitz's TXO program
2. Founders invested $600K personal capital—skin in the game
3. Official ISP for ATL Beltline & LA's Destination Crenshaw projects
4. Proprietary "Data Sharing Initiative" lets users donate unused mobile data
5. National 5G service via top-tier carrier partnership
6. Now delivering affordable 5G in underserved U.S. communities



7 Led by execs from Microsoft, Trap Museum, Under Armour & top tech startups

Featured Investors



Isaac Hayes III
Syndicate Lead

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Invested $5,000 ⓘ



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"I'm leading this investment because Culture Wireless is building wireless infrastructure for communities that have been left out of the conversation for far too long. High-speed access isn't a luxury it's a necessity and they're making it happen with affordable 5G and wireless servers. The Data Sharing Initiative stood out to me. Letting people donate unused data to others in need isn't just smart, it's powerful. The team has the experience, the partnerships are real, and the mission is clear. As a strong advocate for equity crowdfunding, especially for Black entrepreneurs, I believe in backing companies that are solving real problems in our communities. This is about access, equity, and ownership."



Other investors include Andreessen Horowitz Notable

Our Team



William Sparks Chief Marketing Officer

Atlanta native William "Bam" Sparks is a seasoned brand strategist and co-founder of Trap Music Museum. He led partnerships with Nike, AT&T, Apple, and TI's Grand Hustle, and now serves as CMO of Culture Wireless, bridging tech, culture, and community.



Al Adjahoe Chief Executive Officer

Al Adjahoe is a USAF veteran and tech executive with 30+ years in network engineering. He led wireless upgrades at Atlanta Airport, connected 2,400+ homes via CBRS, and modernized telecom for 330+ DoD sites. CEO of Culture Wireless & Resifi.



Marcus Stephens   Chief Brand Officer

Marcus Stephens, CBO of Culture Wireless, led brand strategy at Under Armour, Sagamore Spirit, and Plank Industries. He shaped global campaigns, athlete activations, and the Amazon HQ2 pitch.



Marvin Jerome Howard   COO

Jerome Howard, COO and Co-Founder of Culture Wireless, is a Georgia Tech-trained engineer with a background in Oil & Gas and healthcare tech. He also co-owns funeral homes in South GA, blending tech innovation with community service and entrepreneurship.



William Johnson   CRO/CSO

William "Pete" Johnson, CRO/CSO of Culture Wireless, has served as a Police Chief with 25+ years of service and founder of LALA Solutions. He's led national security efforts, pioneered tech-driven crime reduction, and champions 21st-century public safety.

CULTURE Connects.

CULTURE Wireless™ is on a mission to close the digital divide. We provide affordable internet service to underserved communities—powered by purpose, innovation, and equity.

CONNECT EVERYONE.

by leveraging digital technology to deliver equitable opportunities.

"The internet is not a luxury... it is a necessity." - Barack Obama


CULTURE
PROBLEM
24 Million Households in the United States are without reliable internet.

The Problem - Digital Access is Inequitable

Over 24 million American households lack access to affordable high-speed internet. This isn't just a tech issue—it's a barrier to education, employment, and opportunity. **CULTURE Wireless™** is closing that gap with affordable solutions.


CULTURE
SOLUTION
Culture Wireless® transforms access to the Internet, by providing a true "connection" to the communities we serve.

The Solution — Affordable, Accessible, Empowering

CULTURE Wireless™ delivers affordable broadband through open-access networks and a major carrier partnership, bringing 5G mobile service to underserved communities. Our unique **Data Sharing Initiative™** empowers users to donate unused data to those in need—turning connectivity into meaningful community impact.


CULTURE
DATA SHARING INITIATIVE
CUSTOMER_A
CUSTOMER_B
CUSTOMER_C
CUSTOMER_D
CUSTOMER_E
unused data
DSI DATA POOL
DSI data
ORGANIZATION_A
ORGANIZATION_B
ORGANIZATION_C

Why CULTURE Wins

We're not a traditional MVNO or ISP—we're a brand rooted in cultural credibility and community trust. Led by creatives, technologists, and civic leaders, **CULTURE Wireless™** speaks to the people who need connection most—and are often ignored by traditional carriers.

Business Model

Our model combines subscription-based revenue with strategic partnerships (government, developers, nonprofits) to scale quickly and sustainably. We monetize both consumer plans and institutional contracts.

Traction

- Live in-market, serving customers in underserved regions
- Official ISP for Beltline (Atlanta) & Destination Crenshaw (LA)
- $100K raised from a16z's TXO
- Delivering broadband in high-need zip codes
- National 5G Mobile Network via major carrier partnership


CULTURE


AL ADJAHOE
Chief Executive Officer
Founder
JEROME HOWARD
Chief Operating Officer
Co-founder
WILLIAM SPARKS
Chief Marketing Officer
Co-founder
MARCUS STEPHENS
Chief Brand Officer
Partner
WILLIAM JOHNSON
Chief Risk Officer
Partner
Experienced and Connected.

The Team

Led by executives with experience at Microsoft, Trap Music Museum, Under Armour and major telecom and civic ventures. **CULTURE Wireless™** brings together tech expertise, creative reach, and mission-driven leadership.

Join the Movement

We're building more than a internet company—we're building digital equity at scale. Join us to help **CONNECT EVERYONE.**

Use of Funds:

Your investment will:

- Scale mobile offerings nationwide
- Expand our Data Sharing Initiative
- Build community hubs for service activation
- Secure licensing and infrastructure in new markets

Call to Action:

Invest in **CULTURE Wireless™**... Invest in the future of digital equity.